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                             November 17, 2022

       Jason Lublin
       Chief Financial Officer
       Endeavor Group Holdings, Inc.
       9601 Wilshire Boulevard, 3rd Floor
       Beverly Hills, CA 90210

                                                        Re: Endeavor Group
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 16,
2022
                                                            File No. 001-40373

       Dear Jason Lublin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 45

   1.                                                   Please tell us why you
exclude the    net loss attributable to Endeavor Operating Company,
                                                        LLC prior to the
reorganization transactions    line item in the adjusted net income
                                                        reconciliation for
2021, when your other non-GAAP adjustments appear to represent your performance for the
entire 2021 period. Also, tell us why this line item is treated differently in your
adjusted net income reconciliations for 2020 and 2019.
   2.                                                   Please expand your
disclosure to clarify how you determined the    tax effects of
                                                        adjustments    in
calculating the adjusted net income in each reporting period presented.
                                                        Refer to Question
102.11 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations.
 Jason Lublin
Endeavor Group Holdings, Inc.
November 17, 2022
Page 2
Liquidity and Capital Resources
Cash Flows Overview, page 50

3. Net income, adjusted for non-cash items, appears to represent a non-GAAP measure.
         Please remove it or provide the disclosures required by Item 10(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameJason Lublin                               Sincerely,
Comapany NameEndeavor Group Holdings, Inc.
                                                             Division of
Corporation Finance
November 17, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName